United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2021

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				208,479,547	3.95%	3.95%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				208,479,547	3.95%	3.95%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				66,911,141	1.27%	1.27%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	08/03/21	3,502,908	21.42037	393,656,276.14
ADS	VALE	XP Investments US	Buy	08/04/21	3,627,600	21.67211	409,527,645.23
ADS	VALE	XP Investments US	Buy	08/05/21	3,663,300	21.11620	398,099,589.15
ADS	VALE	XP Investments US	Buy	08/06/21	2,395,900	21.08557	264,769,607.18
ADS	VALE	Bradesco Securities Inc	Buy	08/10/21	2,065,000	21.18330	228,415,509.66
ADS	VALE	Bradesco Securities Inc	Buy	08/12/21	2,046,297	20.94500	224,374,766.60
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				84,212,146	1.59%	1.59%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
.	VALE3				0	0.00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/02/21	3,155,700	110.36093	348,265,972.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/03/21	4,838,900	111.68824	540,448,235.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/04/21	2,378,600	112.68144	268,024,067.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/05/21	1,865,500	108.92416	203,198,022.00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	08/06/21	2,707,200	110.23197	298,419,996.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/10/21	2,408,500	110.10689	265,192,435.02
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/12/21	1,967,300	109.45043	215,321,837.02
Shares	VALE3	J.P. Morgan CCVM SA	Buy	08/16/21	2,807,800	107.50864	301,862,773.06
Shares	VALE3	J.P. Morgan CCVM SA	Buy	08/18/21	4,676,700	104.34216	487,976,962.85
Shares	VALE3	J.P. Morgan CCVM SA	Buy	08/20/21	3,826,000	98.29074	376,060,357.54
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	08/24/21	2,407,300	100.23696	241,300,433.02
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/26/21	1,809,600	98.92115	179,007,710.97
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				34,849,100	0.66%	0.66%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Buy	08/16/21	2,247,400	20.49560	241,801,479.15
ADS	VALE	Bradesco Securities Inc	Buy	08/18/21	4,856,900	19.58080	504,278,279.49
ADS	VALE	Bradesco Securities Inc	Buy	08/20/21	3,343,300	18.18810	330,030,830.27
ADS	VALE	J.P. Morgan Securities Inc.	Buy	08/24/21	3,698,908	19.01225	372,839,787.84
ADS	VALE	J.P. Morgan Securities Inc.	Buy	08/26/21	1,441,440	18.86590	142,575,752.36
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				15,587,948	0.29%	0.29%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: September 08, 2021